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                                     REGUS


April 5th, 2005


Karen J. Garnett, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549


Re:  Regus PLC
     Registration Statement on Form T-3 (File No. 22-28701)


Dear Ms. Garnett:

Regus PLC hereby applies for withdrawal of the above-referenced registration statement on Form T-3, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

We believe that a withdrawal of this registration statement is consistent with the public interest and the protection of investors. No securities were sold in connection with the proposed offering described in this registration statement. Please contact our legal counsel, Chris B. Laukenmann of Pillsbury Winthrop Shaw Pittman LLP at (213) 488-7217 should you have further questions regarding our request for withdrawal.


                                        Very truly yours,


                                        /s/ Tim Regan
                                        --------------------------
                                        Tim Regan
                                        Company Secretary
                                        Regus Group plc